SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

02 JUN 12 AM 11:38

May 30, 2002

By Fax and Mail

Corporate Finance
TSX Venture Exchange
The Exchange Tower, 3rd I
2 First Canadian Place,
Toronto, Ontario, M5X 1J2

02034810

SUPPL

Dear Sirs:

Re: Altai Resources Inc. ("Altai") - Incentive Stock Options

Please be informed of the following cancellation of stock options:

	Name	Position	No. of Option Shares	Exercise Price per Share	Cancellation Date	Reason
1.	David Butler	Officer - wholly owned subsidiary	150,000	$0.22	May 12, 2002	Expiry of option
2.	Eric Wheeler	Officer - wholly owned subsidiary	150,000	$0.22	May 12, 2002	Expiry of option

As at May 13, 2002, the total number of issued and outstanding common shares of Altai is 22,918,554. As at May 13, 2002 and at today's date, the total outstanding stock options of Altai, after the above option cancellations, are 393,000 shares, which are 1.71% of the total outstanding and issued shares of the Company.

Altai currently has 1,803,073 shares paid for and listed for stock options , out of which 393,000 have been allocated as at May 13, 2002, leaving 1,410,073 listed and reserved shares for future option allocations.

Out of the 393,000 allocated stock option shares, 303,000 are granted as insider option shares.

Yours sincerely,
ALTAI RESOURCES INC.

Maria Au
Secretary-Treasurer

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

c.c. Ontario Securities Commission
Commission des Valeurs Mobilieres du Quebec
British Columbia Securities Commission
Alberta Securities Commission
United States Securities & Exchange Commission
– Attn: Office of International Corporate Finance

ATCR071-CDNX.OP.20530/ik